August 27, 2024

Stephen Gunstream
Chief Executive Officer
Alpha Teknova, Inc.
2451 Bert Dr.
Hollister, CA 95023

       Re: Alpha Teknova, Inc.
           Registration Statement on Form S-1
           Filed August 23, 2024
           File No. 333-281765
Dear Stephen Gunstream:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Elizabeth Razzano